UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-41774

Fitell Corporation

(Translation of registrant’s name into English)

23-25 Mangrove Lane

Taren Point, NSW 2229

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Interim Dividend and Loyalty Payment

On December 14, 2025, the board of directors of Fitell Corporation (the “Company”) declared an interim dividend of $0.10 per share (the “Interim Dividend”) for the Company’s ordinary shares, par value $0.0016 each. The Interim Dividend will be paid on January 13, 2026 to shareholders of record of ordinary share at the close of business on December 30, 2025.

In addition, the Board approved a one-time loyalty payment of up to an aggregate of US$0.15 per share out of the Company’s premium account (the “Loyalty Payments”). The Loyalty Payments will be paid in cash to those shareholders who move their shares into direct registration/book-entry with the Company’s transfer agent, VStock Transfer LLC on or prior to December 29, 2025 (the “Surrender Date”) and hold such shares continuously for the applicable periods set forth below.

(i)	US $0.05 per share for each share held continuously in direct registration for 30 full days following the Surrender Date;

(ii)	an additional US $0.05 per share for each share held continuously in direct registration for 60 full days following the Surrender Date; and

(iii)	an additional US $0.05 per share for each share held continuously in direct registration for 90 full days following the Surrender Date.

INCORPORATION BY REFERENCE

A copy of the press release announcing the Interim Dividend and Share Loyalty Program are attached hereto as Exhibit 99.1.

The information contained in this Form 6-K and any exhibit hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purposes of incorporation by reference into and as part of the registration statements on Form F-3 (File No.333-284232) of the registrant on file with the SEC.

Exhibit No.	Description
99.1	Press Release: Fitell Corporation Announces Interim Dividend and Shareholder Loyalty Program

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2025	FITELL CORPORATION

	By:	/s/ Yinying Lu
Yinying Lu
Chief Executive Officer and Director
(Principal Executive Officer)